                                                               FILE NO. 0-25322
                                                               ----------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                                For May 20, 2003


                        GENSCI REGENERATION SCIENCES INC.
               -----------------------------------------------------
               (Translation of the registrant's name into English)

                          Suite 1000 - 1235 Bay Street
               -----------------------------------------------------
                    (Address of principal executive offices)

                         Toronto, Ontario M5R 3K4 CANADA
               -----------------------------------------------------


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


                           Form 20-F    |X|    Form 40-F         |_|


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]


                           Yes          |X|    No                |_|

           Rule 12g-3-2(b) #:  82-2803

==============================================================================










                        GENSCI REGENERATION SCIENCES INC.


                             ANNUAL GENERAL MEETING
                            TO BE HELD JUNE 26, 2003













                        NOTICE OF ANNUAL GENERAL MEETING
                                       AND
                              INFORMATION CIRCULAR








                                  MAY 15, 2003







===============================================================================

                        GENSCI REGENERATION SCIENCES INC.
                           1235 Bay Street, Suite 1000
                            Toronto, Ontario M5R 3K4


                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting of the shareholders of GenSci Regeneration Sciences Inc. (the "Company") will be held at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, Canada V6C 3K4 on Thursday, June 26, 2003 at 9:00 am (Pacific Standard Time). At the meeting, the shareholders will receive the financial statements for the year ended December 31, 2002 together with the auditors' report on those statements and consider resolutions to:

         1.       elect directors for the ensuing year;

         2. appoint Ernst & Young LLP, Chartered Accountants, as auditors of the Company for the ensuing year at a remuneration to be fixed by the directors; and

         3. transact such other business as may properly be put before the meeting.

All registered shareholders are entitled to attend and vote at the meeting in person or by proxy. The board of directors requests all shareholders who will not be attending the meeting in person to read, date and sign the accompanying proxy and deliver it to Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, B.C. V6C 3B9. If a shareholder does not deliver a proxy to Pacific Corporate Trust Company before the close of business on June 24, 2003, then the shareholder will not be entitled to vote at the meeting by proxy.

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. IF YOU ARE A NON-REGISTERED SHAREHOLDER AND DO NOT COMPLETE AND RETURN THE MATERIALS IN ACCORDANCE WITH SUCH INSTRUCTIONS, YOU MAY LOSE THE RIGHT TO VOTE AT THE MEETING, EITHER IN PERSON OR BY PROXY.

An information circular and a form of proxy, together with a reply card for use by shareholders who wish to receive the Company's interim financial statements, accompany this notice.


Dated at Irvine, California as of the 15th day of May, 2003.

ON BEHALF OF THE BOARD





Douglass C. Watson
President & Chief Executive Officer

                        GENSCI REGENERATION SCIENCES INC.
                           1235 Bay Street, Suite 1000
                            Toronto, Ontario M5R 3K4

                              INFORMATION CIRCULAR
               (as at May 15, 2003 except as otherwise indicated)

                            GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

This Circular is provided in connection with the solicitation of proxies by the management of the Company. The Proxy which accompanies this Circular is for use at the Meeting of the Shareholders of the Company to be held on Thursday, June 26, 2003, at the time and place set out in the accompanying notice of meeting. The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

The persons named in the Proxy are directors and officers of the Company. A shareholder who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the printed names and inserting the desired person's name in the blank space provided. The completed Proxy should be delivered to Pacific Corporate Trust Company, Attn: Shareholder Services, 10th Floor, 625 Howe Street, Vancouver, BC, V6C 3B8, by the close of business on June 24, 2003.

A proxy may be revoked by:

         a) signing a proxy with a later date and delivering it at the time and place noted above;

         b)       signing  and  dating  a  written   notice  of  revocation  and
                  delivering it at the time and place noted above; or

         c) attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

PROVISIONS RELATING TO VOTING OF PROXIES

THE SHARES REPRESENTED BY PROXY IN THE ENCLOSED FORM WILL BE VOTED BY THE DESIGNATED HOLDER IN ACCORDANCE WITH THE DIRECTION OF THE SHAREHOLDER APPOINTING HIM. IF THERE IS NO DIRECTION BY THE SHAREHOLDER, THE PERSONS NAMED IN THE PROXY WILL VOTE THOSE SHARES FOR THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF THE AUDITORS AS SET OUT IN THIS CIRCULAR AND FOR THE OTHER RESOLUTIONS SET OUT IN THE PROXY. UNLESS OTHERWISE SPECIFIED, THE PROXY GIVES THE PERSON NAMED IN IT THE DISCRETION TO VOTE AS THEY SEE FIT ON ANY AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING, OR ANY OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. AT THE TIME OF PRINTING OF THIS CIRCULAR, THE MANAGEMENT OF THE COMPANY KNOWS OF NO OTHER MATTERS WHICH MAY COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. A person is not a registered shareholder (a "Non-Registered Holder") in respect of shares which are held either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS"), of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

         (a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder and must be completed, but not signed, by the Non-Registered Holder and deposited with Pacific Corporate Trust Company; or

         (b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above proxy forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2002 (the "Financial Statements"), together with the Auditor's Report thereon, will be presented to the shareholders at the Meeting. The Financial Statements, together with the Auditor's Report thereon, will be mailed to the shareholders with this Circular.

          VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On the date of the accompanying notice of meeting, the Company had 52,574,459 common shares issued and outstanding. Each common share carries the right to one vote.

Shareholders registered as at May 15, 2003 are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their proxies at the place and within the time set forth in the Proxy.

To the knowledge of the directors and senior officers of the Company, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding common shares of the Company:

----------------------------------------------------- ------------------------ -------------------
                                                                                 PERCENTAGE OF
                       MEMBER                            NUMBER OF SHARES        ISSUED CAPITAL
----------------------------------------------------- ------------------------ -------------------
     BioCapital Biotechnology & Healthcare Fund              6,037,190               11.4%
       Canadian Medical Discoveries Fund Inc.                5,827,760               11.1%
----------------------------------------------------- ------------------------ -------------------

                              ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed, unless otherwise sooner terminated. The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company and the number of shares of the Company which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of
Meeting:

---------------------------------- ------------------------------------------- --------------- ------------------
                                                                                               NUMBER OF
NAME, RESIDENCE AND POSITION                                                                   SECURITIES OWNED
HELD IN THE COMPANY                                                            SERVED AS       OR CONTROLLED AT
                                   PRINCIPAL OCCUPATION FOR LAST FIVE YEARS    DIRECTOR SINCE  PRESENT(1)
---------------------------------- ------------------------------------------- --------------- ------------------
DOUGLASS WATSON                    Chief Executive Officer and President of    August 9, 2001       44,750
Trabuco Canyon, California         the Company since August 2001.  Executive
PRESIDENT, CHIEF EXECUTIVE         Vice President of the Company from
OFFICER AND DIRECTOR               December 1999 to August 2001; President
                                   and  Chief   Operating   Officer   of  GenSci
                                   OrthoBiologics  since  January  2000;  Senior
                                   Vice President of GenSci  OrthoBiologics from
                                   June 1996 to  January  2000;  formerly,  Vice
                                   President  of  U.S.   Operations  and  Global
                                   Business  Development  of  BioDynamics,  Inc.
                                   from 1994 to 1996.

JAMES S. TROTMAN, M.D.             Chairman of the Company; formerly Chief     September 2,         46,328
Irvine, California                 Executive Officer of the Company from       1992
CHAIRMAN AND DIRECTOR              1992 to January 2000 and President of the
                                   Company from 1992 to March 1999.  In
                                   addition Dr. Trotman acts as a private
                                   consultant to other unrelated biotech
                                   companies.

ROBERT BECHARD                     Partner, RBC Capital Partners since         September 17,          Nil
Montreal, Quebec                   February 1998; formerly, Investment         1998
DIRECTOR                           Manager, SOFINOV from October 1996 to
                                   February 1998;  Director,  Corporate Banking,
                                   CIBC from February 1992 to October 1996.

FRANK M. CLARK                     Chairman of Bio-One, Inc., Managing         March 29, 1999         Nil
Sarasota, Florida                  Principal of C-D Holdings, since March
DIRECTOR                           2000; Director of Surgical Safety
                                   Products, Inc. from June 1998 to April
                                   2000; President and Chief Executive
                                   Officer of Surgical Safety Products, Inc.
                                   from June 1998 to January 2000; Chairman
                                   of 1-800Healthy.com since January 1999;
                                   formerly Chairman & Chief Executive
                                   Officer of CCS Group, a management
                                   consulting company from July 1991 to
                                   December 1997.



---------------------------------- ------------------------------------------- --------------- ------------------
                                                                                               NUMBER OF
NAME, RESIDENCE AND POSITION                                                                   SECURITIES OWNED
HELD IN THE COMPANY                                                            SERVED AS       OR CONTROLLED AT
                                   PRINCIPAL OCCUPATION FOR LAST FIVE YEARS    DIRECTOR SINCE  PRESENT(1)
---------------------------------- ------------------------------------------- --------------- ------------------
DARRELL ELLIOT                     Senior Vice President of MDS Capital        December 2,            Nil
North Vancouver, British           Corp. since August 1999 and President of    1999
Columbia                           MDS Ventures Pacific Inc. since January
DIRECTOR                           2000; Director, A.R.C. Resins
                                   International Corp., Biostar Inc.,
                                   Chromos Molecular Systems Inc., Inex
                                   Pharmaceuticals Corporation, Nortran
                                   Pharmaceuticals Inc.; formerly regional
                                   Vice President of Royal Bank Capital
                                   Corp. from December 1989 to November 1993
                                   and from August 1994 to July 1998;
                                   President of Isuma Strategies Inc. from
                                   August 1998 to present; previously a
                                   director of the Company from February
                                   1997 to September 1998.

DANIEL W. KOLLIN                   Managing Director of BioMed Capital         December 2,            Nil
Livingston, New Jersey             Group, Ltd., a strategic and business       1999
DIRECTOR                           advisory firm since  January 1990;  Director,
                                   American      Bio     Medica      Corporation
                                   (NASDAQ-ABMC),   an  immunoassay  diagnostics
                                   company since  February  2003;  formerly Vice
                                   President of Prudential-Bache Capital Funding
                                   from 1987 to 1989.

CLIFFORD A. NORDAL                 President and Chief Executive Officer of    April 2, 1997          Nil
Richmond Hill, Ontario             St. Joseph's Health Care, London, Ontario
DIRECTOR                           since April 1, 1998; formerly President
                                   and Chief Executive Officer of the
                                   Rehabilitation Institute of Toronto.

    (1) The information as to common shares beneficially owned has been provided by the directors.

Advance notice of the Meeting was published in The Province newspaper on April 30, 2003 in accordance with section 111 of the Company Act (British Columbia). No nominations for directors have been received from the shareholders of the Company.

At the time of printing this Circular, the nominees know of no such amendment, variation or other matter expected to come before the Meeting other than those set out herein. If any matters, which are not now known to the nominees, should properly come before the Meeting, the persons named in the accompanying Proxy will vote on such matters in accordance with their best judgement.

                             EXECUTIVE COMPENSATION

EXECUTIVE OFFICERS

SUMMARY OF COMPENSATION

There are presently three Executive Officers of the Company. "Executive Officer" means the president, any vice-president in charge of a principal business unit such as sales, finance or production, any officer of the Company or a subsidiary who performs a policy-making function for the Company whether or not that person is also a director of the Company or the subsidiary, and the chairman and any vice-chairman of the board of directors of the Company if that person performs the functions of that office on a full-time basis.

Set out below is a summary of compensation paid during each of the three most recently completed financial years to all Executive Officers of the Company (or companies controlled by them).

                           SUMMARY COMPENSATION TABLE
    ---------------------------- --------- -------------------------------------- -------------------------------------- -----------
                                                                                         LONG TERM COMPENSATION

                                                ANNUAL COMPENSATION (US $)
                                                                                  ------------------------ -------------

                                                                                          AWARDS             PAYOUTS
                                                                                 ----------- ------------- ------------
                                                                     OTHER       SECURITIES   RESTRICTED    LONG TERM
                                                                     ANNUAL        UNDER      SHARES OR     INCENTIVE   ALL OTHER
                                                                   COMPEN-SATION OPTIONS &    RESTRICTED      PLAN    COMPEN-SATION
    NAME AND PRINCIPAL POSITION    YEAR      SALARY      BONUS(4)                   SARS     SHARE UNITS     PAYOUTS       ($)
                                               ($)          ($)         ($)       GRANTED        ($)           ($)
                                                                                    (#)
    ---------------------------- --------- ------------ ------------ ----------- ------------ ------------ ------------ -----------
    Douglass C. Watson (1) (2)     2002      249,402        Nil         Nil        200,000        Nil          Nil         Nil
    (3)                            2001      173,529        Nil         Nil        350,000        Nil          Nil         Nil
    President and Chief            2000      208,015      67,000        Nil        75,000         Nil          Nil         Nil
    Executive Officer
    ---------------------------- --------- ------------ ------------ ----------- ------------ ------------ ------------ -----------
    Peter Ludlum (2) (3)           2002      165,480        Nil         Nil        75,000         Nil          Nil         Nil
    Chief Financial Officer        2001      148,645        Nil         Nil        10,000         Nil          Nil         Nil
    and Corporate Secretary        2000      161,979      54,000        Nil        40,000         Nil          Nil         Nil
    ---------------------------- --------- ------------ ------------ ----------- ------------ ------------ ------------ -----------
    James S. Trotman (2) (3)       2002      100,483        Nil         Nil        100,000        Nil          Nil         Nil
    Chairman                       2001      78,385         Nil         Nil        50.000         Nil          Nil         Nil
                                   2000      75,569       40,000        Nil        60,000         Nil          Nil         Nil
    ---------------------------- --------- ------------ ------------ ----------- ------------ ------------ ------------ -----------

         (1) Mr. Watson was appointed President and Chief Executive Officer of the Company on August 8, 2001.
         (2) These Executive Officers are employed in the United States and compensation is paid in U.S. dollars.
         (3) Salary for 2002 includes pay for the period December 21, 2001 to December 31, 2001.
         (4) Bonus amounts listed as year 2000 compensation were paid during 2001.

OPTIONS AND STOCK APPRECIATION RIGHTS (SARS)

The following table sets forth stock options granted in accordance with the Company's stock option plan to the Executive Officers during the year ended December 31, 2002. The rights to purchase shares under the options granted in 2002 vest over a three-year period, with one-third vesting on granting, one-third vesting after one year and the remaining third vesting on the second anniversary of granting. The Company granted 1,165,250 stock options to directors, officers, employees and consultants of the Company during the year ended December 31, 2002, including options granted to certain of the Executive Officers.

         OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

------------------------- ------------------ ------------------ --------------- ------------------- -----------------
                                                                                 MARKET VALUE OF
                                                                                    SECURITIES
                          SECURITIES UNDER      % OF TOTAL                          UNDERLYING
                               OPTIONS        OPTIONS GRANTED    EXERCISE OR      OPTIONS ON THE
                               GRANTED         TO EMPLOYEES       BASE PRICE      DATE OF GRANT     EXPIRATION DATE
          NAME                   (#)                             ($/SECURITY)      ($/SECURITY)
------------------------- ------------------ ------------------ --------------- ------------------- -----------------
Douglass C. Watson             200,000             17.2%            $0.40             $0.26          June 28, 2012
------------------------- ------------------ ------------------ --------------- ------------------- -----------------
Peter Ludlum                   75,000              6.4%             $0.40             $0.26          June 28, 2012
------------------------- ------------------ ------------------ --------------- ------------------- -----------------
James S. Trotman               100,000             8.6%             $0.40             $0.26          June 28, 2012
------------------------- ------------------ ------------------ --------------- ------------------- -----------------

None of the Executive Officers exercised stock options during the year ended December 31, 2002. The following table sets forth details of all stock options held by each of the Executive Officers as at December 31, 2002 and the year-end value of unexercised options on an aggregated basis.

      AGGREGATED   OPTION/SAR  EXERCISES  DURING  THE  MOST  RECENTLY  COMPLETED
FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

------------------------- ------------- ------------- --------------------------------- ---------------------------------

                                                             UNEXERCISED OPTIONS              VALUE OF UNEXERCISED
                                                            AT DECEMBER 31, 2002            IN-THE-MONEY OPTIONS AT
                                                                                               DECEMBER 31, 2002
                                                      -------------- ------------------ --------------- -----------------
          NAME             SECURITIES    AGGREGATE
                          ACQUIRED OR      VALUE
                           EXERCISED      REALIZED     EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
                              (#)            ($)           (#)              (#)              ($)              ($)
------------------------- ------------- ------------- -------------- ------------------ --------------- -----------------
Douglass C. Watson            Nil           N/A          593,175          391,825            Nil              Nil
------------------------- ------------- ------------- -------------- ------------------ --------------- -----------------
Peter Ludlum                  Nil           N/A          179,985          70,015             Nil              Nil
------------------------- ------------- ------------- -------------- ------------------ --------------- -----------------
James S. Trotman              Nil           N/A          551,970          120,030            Nil              Nil
------------------------- ------------- ------------- -------------- ------------------ --------------- -----------------

COMPENSATION OF DIRECTORS

Non-employee Directors are compensated for their services as directors through a combination of annual retainer fees and meeting and attendance fees. The Compensation Committee considers and recommends to the Board all such arrangements. Remuneration for the directors consists of an annual retainer fee for non-management Directors at a rate of either US$12,000, or US$6,000 for Directors representing specific institutional investors. Attendance fees for board meetings of US$1,000 per meeting, or US$500 if by teleconference, are paid to non-management Directors. In addition, non-management Directors attending committee meetings not held on days of board meetings are paid at the rate of US$500 per meeting. All Directors are reimbursed for travel and other reasonable expenses incurred in attending board and committee meetings. On December 20, 2001, the Company filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Under Chapter 11, compensation levels for executive officers requires approval of the Court which may thereby limit the Committee's ability to independently establish compensation levels.

The Company provides directors' and officers' insurance with a policy limit of US$15 million per occurrence. The total annual premium for the policy is US$155,000, which is paid by the Company.

For the year ended December 31, 2002, a total of US$103,500 was paid for directors' fees. The Company has granted the following incentive stock options to directors of the Company during the year ended December 31, 2002.

       NUMBER OF OPTIONS GRANTED(1)                 EXERCISE PRICE PER SHARE                   DATE OF GRANT
       -------------------------                    ------------------------                   -------------
                  300,000                                     $0.40                            June 28, 2002

(1) Includes options granted to the Executive Officers as previously disclosed.


EMPLOYMENT CONTRACTS, CHANGE IN RESPONSIBILITIES AND TERMINATION OF EMPLOYMENT

DOUGLASS C. WATSON

Pursuant to the agreement dated as of August 15th, 2001 and amended as of January 15, 2003 between the Company and Douglass C. Watson, the Company agreed to employ Douglass C. Watson as President and CEO. The agreement is for a term of 2 years. Under the terms of the agreement, Mr. Watson is entitled to be compensated at the rate of US$232,200 annually. In addition, Mr. Watson is eligible for an annual bonus up to US$135,000, which is determined and approved by the Board of Directors. If the Company terminates the agreement without cause, or Mr. Watson terminates the agreement for cause, the Company is required to pay to Mr. Watson an amount equal to two times his annual salary at the date of termination, as well as any bonuses that he would have been entitled to receive for that fiscal year. If Mr. Watson terminates the agreement for cause, all stock options granted to him will immediately vest. In the event of a change of control of the Company, the Company is required to pay to Mr. Watson an amount equal to three times his annual salary, plus a bonus equal to 40% of such amount, as well as any bonuses that he would have been entitled to receive for that fiscal year.

DR. JAMES S. TROTMAN

Pursuant to an agreement dated as of September 1, 1997, and amended March 11, 1999 and amended as of January 1, 2003 between the Company, GenSci OrthoBiologics and Dr. James S. Trotman, the Company currently employs Dr. Trotman as its Chairman. Dr. Trotman, as Chairman, will receive an annual salary of US$90,000, plus any performance bonuses awarded by the compensation committee. Pursuant to a reward for tenure agreement dated September 30, 1997 among the Company, GenSci OrthoBiologics and Dr. Trotman, he is entitled to receive from the Company an annual tenure allowance of US$65,000 commencing in 2004. If the Company terminates the agreement without cause, or Dr. Trotman terminates the agreement for cause, the Company is required to pay to Dr. Trotman an amount equal to his annual salary at the date of termination, as well as any bonuses that he would have been entitled to receive for that fiscal year. If Dr. Trotman terminates the agreement for cause, all stock options granted to him will immediately vest. In the event of a change of control of the Company, the Company is required to pay to Dr. Trotman an amount equal to his annual salary, plus a bonus equal to 40% of such amount, as well as any bonuses that he would have been entitled to receive for that fiscal year.

PETER B. LUDLUM

Pursuant to the agreement dated as of April 1, 2003 between the Company and Peter B. Ludlum, the Company agreed to employ Peter B. Ludlum as Chief Financial Officer. The agreement is for a term of one year. Under the terms of the agreement, Mr. Ludlum is entitled to be compensated at annual salary of US$140,000. In addition, Mr. Ludlum is entitled to participate in an annual Performance Bonus as approved by the Compensation and Human Resources Committee of the Board of Directors. If the Company terminates the agreement without cause, or Mr. Ludlum terminates the agreement for cause, the Company is required to pay to Mr. Ludlum an amount equal to six months of his annual salary at the date of termination, as well as any bonuses that he would have been entitled to receive for that fiscal year. If Mr. Ludlum terminates the agreement for cause, all stock options granted to him will immediately vest. In the event of a change of control of the Company, the Company is required to pay to Mr. Ludlum an amount equal to his annual salary, as well as any bonuses that he would have been entitled to receive for that fiscal year.

Each of the employment agreements contains other provisions relating to confidentiality, non-competition, vacations, group benefits and other provisions usual for an agreement of its type.

COMPENSATION AND HUMAN RESOURCES COMMITTEE AND REPORT ON EXECUTIVE COMPENSATION

The Company has a Compensation and Human Resources Committee of its board of directors comprised of Frank Clark (Chair) and Clifford Nordal. None of the members of the Compensation and Human Resources Committee is an employee or officer of the Company or any of its subsidiaries. A more detailed description of the mandate and duties of the Compensation and Human Resources Committee appears below under the heading "Report on Corporate Governance". The report below is made by the Compensation and Human Resources Committee.

The compensation of executive officers is composed of three elements: namely a base salary, performance bonus and the allocation of incentive stock options. All bonuses are approved by the Compensation and Human Resources Committee. In establishing levels of remuneration for executive officers the Compensation and Human Resources Committee takes into consideration an individual's performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry. On December 20, 2001, the Company filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Under Chapter 11, compensation levels for executive officers requires approval of the Court which may thereby limit the Committee's ability to independently establish executive compensation levels. Stock options were granted during 2002 to executive officers commensurate with their respective positions.

The foregoing report is submitted by the Compensation and Human Resources Committee.


PERFORMANCE GRAPH

The following graph compares the cumulative change in shareholder return for Cdn$100 invested in common shares of the Company on December 31, 1997, with the cumulative change in the total return of the S&P/TSX Composite Index over the same period. The Company obtained a listing on the Toronto Stock Exchange (the "TSX") effective March 16, 1999. Prior to that time, the Company's shares were listed on the Vancouver Stock Exchange, subsequently the Canadian Venture Exchange ("CDNX") and now the TSX Venture Exchange ("TSX Venture").

                                 [GRAPH CHART]

                             YEAR ENDED DECEMBER 31
                             1997            1998             1999            2000            2001             2002
COMPANY                   $100.00         $111.11           $39.44          $35.55           $6.11           $11.11
TSX                       $100.00          $96.81          $125.59         $133.35         $114.76           $98.73
TSX VENTURE(1)            $100.00          $64.07          $377.93         $467.96         $167.59          $173.66


(1) In November 1999, the Vancouver Stock Exchange and the Alberta Stock Exchange merged to form the CDNX. The closing value of the Vancouver Stock Exchange index on November 26, 1999, the last trading day prior to the merger, was 400.20. The opening value of the Canadian Venture Exchange index on November 29, 1999, the first day of trading after the merger, was 2000.00. On December 10, 2001, the CDNX index was changed to the S&P/CDNX Composite index. The closing value of the CDNX index on December 7, 2001 was 3161.67 and the opening value of the S&P/CDNX Composite index on December 10, 2001 was 1000.

                              CORPORATE GOVERNANCE

The Toronto Stock Exchange (the "Exchange") requires disclosure by each listed company in its information circular or annual report of its corporate governance practices and to provide an explanation where those practices differ from the guidelines of the Exchange.

The Company's Board of Directors (the "Board") currently comprises seven persons including five directors who are not officers or employees of the Company and are unrelated to management. The Chairman and the President and Chief Executive Officer were members of the Board during 2002. A majority of the board is unrelated to management and the Board is in the position to review and evaluate management's activities and to act independently of management. Mr. Douglass Watson is currently President and Chief Executive Officer of the Company.

The Board is empowered by the Company's constating documents to manage or supervise the management of the affairs and business of the Company. The Board performs its function through quarterly and special meetings and has delegated certain of its responsibilities to committees of the Board.

The Report recommends that committees of the Board comprise persons who are not officers or employees of the Company. The Company's committees consist of an Audit and Finance Committee, Compensation and Human Resources Committee and Corporate Governance and Nominating Committee. Details of these committees and the Company's policies on Corporate Governance are set out below.

The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Company and to the promotion of enhanced shareholder value. The following statement on Corporate Governance has been adopted to guide the affairs of GenSci Regeneration Sciences Inc.

MANDATE OF THE BOARD

The responsibility of the Board is to oversee the conduct of business; to ensure corporate policies are in compliance with laws, regulations and ethical practices; to approve the Company's strategic plans; to oversee and review performance of corporate programs; and to guide management in maintaining the strength and integrity of the Company.

In fulfilling its mandate, the Board:

o develops long term goals and strategies for the Company. This includes evaluating and adopting annual business and operating plans prepared and submitted by management. This process affords directors the opportunity to gain a full appreciation of the planning priorities and to provide constructive feedback
o identifies the principal risks to the Company's business and monitors the management of these risks with the assistance of management and specifically through the Audit and Finance Committee
o    appoints the Chairman, and the Chief Executive Officer
o approves on an annual basis the CEO's corporate objectives, assesses performance of the Chief Executive Officer on an overview basis, and ensures that there is a performance management system in place for the senior management team
o commits to the timely dissemination of material information to all investors
o requires annually, through the Audit and Finance Committee and external auditor, to be apprised of the integrity of the Company's internal audit controls and management information systems. In addition, regularly reviews the Company's performance on a consolidated basis, as well as the performance of individual subsidiaries
o expects its directors to act in the best interest of all shareholders to ensure public confidence

BOARD COMPOSITION

There are currently seven members of the Board. In keeping with the guidelines, a majority of directors are unrelated to and independent from the day-to-day operations of the Company.

BOARD INDEPENDENCE FROM MANAGEMENT

It is critical to investor confidence that the Board include a majority of outside directors and that members be able to make independent decisions particularly in regard to evaluations of the Chief Executive Officer and other senior management.

The Board discharges its responsibilities both directly and through its committees. At regularly scheduled meetings, members of the Board receive and discuss reports on the company's overall financial position and investments. Developments and issues of current relevance are also reviewed.

Board meetings are scheduled quarterly with additional ad hoc meetings as required. Officers attend Board and Board Committee meetings to enable them to contribute to the overall governance of the Corporation and provide unrelated directors direct and frequent access to key people.

All committees of the Board must have a majority of members who are unrelated, and in the case of the Audit and Finance Committee, all members must be unrelated directors. The composition of committees is reviewed annually by the Board to ensure appropriate turnover, interest and diversity of expertise.

COMMITTEES

The establishment of Board committees is based on broad functional mandates that ensure clearly defined responsibilities and accountabilities. The scope and mandates are defined below:

o inherent in the establishment of the committees is the principle of independence. Directors must be able to ask questions without concern for interference in the exercise of judgment.
o in special circumstances the Board may establish an ad hoc or special purpose committee to address a specific issue or transaction.
o as required, committees have the right to co-opt management from time to time and to engage outside advisors at the expense of the Corporation in appropriate circumstances.

A brief description of the mandate of each Board committee and its composition as at December 31, 2002 follows:

AUDIT AND FINANCE COMMITTEE

Membership is restricted to unrelated directors. Its primary responsibility is to review the Company's financial statements before they are presented to the Board. In addition, the Committee reviews the adequacy of the Company's internal controls, evaluates financial, tax and corporate risk, reviews the annual and long range financial plans of the Company, reviews all prospectuses and other public documents as requested by management, oversees the funding of any profit sharing and pension related plans, and recommends appointment and remuneration of the auditors. In accordance with the Company Act (British Columbia), the Company is required to have an audit committee comprised of three directors. During the year ended December 31, 2002 the members of the committee consisted of:

Chair:            Robert Bechard
Members:          Darrell Elliott
                  Daniel Kollin

COMPENSATION AND HUMAN RESOURCES COMMITTEE

The Committee is comprised of unrelated directors of the Company. The Committee oversees the implementation of the Company's Amended and Restated Stock Option Plan and recommends to the Board the award of options for Board approval and allotment subject to required regulatory approvals. The Committee has responsibility to ensure an appropriate compensation system is operative and that performance oriented incentives are established.

Other duties of the Committee include:

o setting of Chief Executive Officer's compensation and approving the overall executive compensation program for those reporting to the President and Chief Executive Officer
o    confirming the appointment of senior executive positions
o    reviewing adequacy and form of compensation for directors
o ensuring the Company's ability to attract, recruit and retain motivated employees by reviewing on an annual basis the Company's compensation program
o    overseeing succession planning
o    assessing annually the performance of the Chief Executive Officer
o commissioning of external advisors to review and assess compensation policies, if required

Chair:            Frank Clark
Members:          Clifford Nordal


CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The Board has established a Corporate Governance and Nominating Committee, which is comprised of three directors, all of whom are unrelated directors. The responsibilities of the Corporate Governance and Nominating Committee include:

o monitoring the quality and effectiveness of the Governance system and the relationship between management and the Board, and recommending changes
o periodically reviewing the authorities, mandates and performance of the committees
o annually reviewing the membership and chairs of committees of the Board and recommending committee assignments
o advising the Board on the application and effectiveness of Corporate Governance principles and policies
o    monitoring the credentials of each individual director
o    evaluating the  performance of the Board
o ensuring effective communication and reporting to shareholders, and reviewing annually reporting activities as required by good practice and regulatory requirements

Chair:            Darrell Elliott
Members:          Clifford Nordal
                  Robert Bechard

DECISIONS REQUIRING PRIOR APPROVAL OF THE BOARD

The Board has delegated to the Officers of the Company, under the leadership of the Chairman and the Chief Executive Officer and President, responsibilities for the day-to-day management of the business and affairs of the Company, subject to compliance with the business and strategic plans approved annually by the Board. The Board and its committees retain responsibility for significant changes to the Corporation's affairs, such as approval of major capital expenditures, debt and equity financing arrangements, significant acquisitions and approval of all material contracts.

RECRUITMENT OF DIRECTORS AND ASSESSMENT OF BOARD OF DIRECTOR PERFORMANCE

The Corporate Governance and Nominating Committee is responsible for identifying and selecting candidates for election as directors. The Chairman of the Board is responsible for ensuring the effective operation of the Board and for assessing the performance and contribution of individual directors. Criteria for evaluating directors includes experience and advice given; quality of committee work and state of preparedness; effectiveness in directing business to the Company; attendance at Board and committee meetings. The Board measures its success, in part, on the basis of achievement of the goals and objectives identified through its mission, vision and strategic direction.

SHAREHOLDER COMMUNICATION

The Board has established procedures to facilitate shareholder communication. Shareholders may communicate with the Company through the office of Investor Relations. The Company communicates to its shareholders through its Annual Report, quarterly releases, and the Annual Meeting of Shareholders and Management Information Circular.

BOARD'S EXPECTATIONS OF MANAGEMENT

Management is expected to develop for approval by the Board, an annual business plan based on the premise of shareholder value creation and enhancement. In addition to financial performance, non-financial expectations are also important including vision, values and organizational culture. To that end, the Board expects timely and effective information gathering, analysis and reporting from management.

CONFLICT

Any Director who has a conflict of interest or duty directly or indirectly in a proposed or existing contract or transaction must declare that interest at a meeting of the Directors and abstain from voting on the approval of the contract or transaction and such event shall be recorded in the minutes.


                  INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors, the proposed nominees for election as directors, senior officers, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as otherwise set out in this circular, none of the persons who were directors or officers of the Company at any time during the Company's last financial year, the proposed nominees for election to the board of directors of the Company, the insiders of the Company or the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

             INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

                              MANAGEMENT CONTRACTS

Except as set out below, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company. The Company employs one consultant who performs management functions for a subsidiary. John F. Kay, Ph.D. performs under contract as Vice President of Research and Development. During the year 2002 compensation paid was $185,887. The term of the contract extends through July 2003 and provides for compensation of $12,500 per month. Mr Kay holds 300,000 options, of which 99,900 are vested and 200,100 are unvested as of December 31, 2002.

                             APPOINTMENT OF AUDITORS

AUDITORS

The management of the Company intends to nominate Ernst & Young LLP, Chartered Accountants, for re-appointment as auditors of the Company. Forms of proxy given pursuant to the solicitation of the management of the Company will, on any poll, be voted as directed and, if there is no direction, for the re-appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors. Ernst & Young LLP, Chartered Accountants were first appointed auditors of the Company in 1994.

                         OTHER MATTERS TO BE ACTED UPON

GENERAL MATTERS

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters specified in the notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

                                 BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

Dated at Irvine, California as of the 15th day of May, 2003.

ON BEHALF OF THE BOARD



/s/ Douglass C. Watson,
---------------------------
Douglass C. Watson,
President and Chief Executive Officer

                                   CERTIFICATE


The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.


/s/  Douglass C. Watson                             /s/  Peter B. Ludlum
-----------------------                             --------------------
Douglass C. Watson,                                 Peter B. Ludlum
President and Chief Executive Officer               Chief Financial Officer

                                      PROXY

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                GENSCI REGENERATION SCIENCES INC. (THE "COMPANY")

TO BE HELD AT THE OFFICES OF MCCULLOUGH O'CONNOR IRWIN, 1100, 888 DUNSMUIR STREET, VANCOUVER, BRITISH COLUMBIA ON THURSDAY, JUNE 26, 2003, AT 9:00AM

THE UNDERSIGNED MEMBER ("REGISTERED SHAREHOLDER") OF THE COMPANY HEREBY APPOINTS, Douglass Watson, President and Chief Executive Officer of the Company, or failing this person, James S. Trotman, a Director of the Company, or failing this person, Peter Ludlum, Chief Financial Officer of the Company or in the place of the foregoing,________________ (print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

THE UNDERSIGNED REGISTERED SHAREHOLDER HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN TO ATTEND AND VOTE AT SAID MEETING.

REGISTERED HOLDER PRINT HERE: _____________________________________
REGISTERED HOLDER SIGN HERE: ______________________________________
DATE SIGNED: ___________________________

RESOLUTIONS (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

================================================== ====== ========== ========

                                                    For    Against   Withhold
                                                   ------ ---------- --------
-----------------------------------------------------------------------------
 1. To elect as Director, Douglass Watson                    N/A
-----------------------------------------------------------------------------
 2. To elect as Director, James S. Trotman                   N/A
-----------------------------------------------------------------------------
 3. To elect as Director, Robert Bechard                     N/A
-----------------------------------------------------------------------------
 4. To elect as Director, Frank M. Clark                     N/A
-----------------------------------------------------------------------------
 5. To elect as Director, Darrell Elliot                     N/A
-----------------------------------------------------------------------------
 6. To elect as Director, Daniel W. Kollin                   N/A
-----------------------------------------------------------------------------
 7.  To elect as Director, Clifford A. Nordal                N/A
-----------------------------------------------------------------------------
 8.  Appointment of Ernst & Young LLP as
     auditors of the Company                                  N/A
-----------------------------------------------------------------------------


                      THIS PROXY MUST BE SIGNED AND DATED.

                     SEE IMPORTANT INSTRUCTIONS ON REVERSE.


    |_| Please tick this box if the Registered Shareholder does not wish to confer discretionary authority on the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out above or other matters which may properly come before the Meeting.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.   THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY.

2. This form of proxy ("Instrument of Proxy") MUST BE SIGNED by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and IF EXECUTED BY AN ATTORNEY, OFFICER, OR OTHER DULY APPOINTED REPRESENTATIVE, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. IF THIS INSTRUMENT OF PROXY IS NOT DATED in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. A REGISTERED SHAREHOLDER WHO WISHES TO ATTEND THE MEETING AND VOTE ON THE RESOLUTIONS IN PERSON, may simply register with the scrutineers before the Meeting begins.

5. A REGISTERED SHAREHOLDER WHO IS NOT ABLE TO ATTEND THE MEETING IN PERSON BUT WISHES TO VOTE ON THE RESOLUTIONS, may do the following:

     (A) APPOINT ONE OF THE MANAGEMENT PROXYHOLDERS named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management proxyholder will vote in favour of each matter identified in this Instrument of Proxy and for the nominees of management for directors and auditors as identified in this Instrument of Proxy;

     OR

     (B) APPOINT ANOTHER PROXYHOLDER, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. THE SECURITIES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE REGISTERED SHAREHOLDER ON ANY POLL of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, unless otherwise specified by the Registered Shareholder, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, THE REGISTERED SHAREHOLDER MAY STILL ATTEND THE MEETING AND MAY VOTE IN PERSON. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

===============================================================================
     TO BE REPRESENTED AT THE MEETING,  VOTING INSTRUCTIONS MUST BE DEPOSITED AT
     THE  OFFICE  OF   "PACIFIC   CORPORATE   TRUST   COMPANY"   NO  LATER  THAN

     FORTY EIGHT ("48") HOURS (EXCLUDING SATURDAYS,  SUNDAYS AND HOLIDAYS) PRIOR
     TO    THE    TIME    OF    THE    MEETING,    OR    ADJOURNMENT    THEREOF.

     THE MAILING ADDRESS OF PACIFIC CORPORATE TRUST COMPANY IS 10TH FLOOR, 625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B8, AND ITS FAX NUMBER IS
     (604) 689-8144.

===============================================================================

    Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                        GENSCI REGENERATION SCIENCES INC.
                                        ---------------------------------
                                           (REGISTRANT)


Date: 05-20-03                             /s/ Peter B. Ludlum
                                           -------------------
                                           Peter B. Ludlum
                                           Chief Financial Officer